EXHIBIT 4.3

ALLOT COMMUNICATIONS LTD.

APPENDIX A - ISRAEL

TO THE 2006 INCENTIVE COMPENSATION PLAN

1.	GENERAL

1.1.
This appendix (the: “Appendix”) shall apply only to Israeli Participants who are residents of the state of Israel or those who are deemed to be residents of the state of Israel for the payment of tax. The provisions specified hereunder shall form an integral part of the 2006 Incentive Compensation Plan of Allot Communications Ltd. (hereinafter: the “Plan”, the “Company”), which applies to the issuance of Awards to employees, directors, consultants and service provides of the Company or its Affiliates.

1.2	This Appendix is effective with respect to Awards granted as of January 1, 2003 and shall comply with Amendment no. 132 of the Israeli Tax Ordinance.

1.3.
This Appendix is to be read as a continuation of the Plan and only modifies Awards granted to Israeli Participants so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 (as specified herein), as may be amended or replaced from time to time. For the avoidance of doubt, this Appendix does not add to or modify the Plan in respect of any other category of Participants.

1.4.
The Plan and this Appendix are complimentary to each other and shall be deemed as one. Subject to section 1.3 above, in any case of contradiction, whether explicit or implied, between any definitions and/or provisions of this Appendix and the Plan, the provisions set out in this Appendix shall prevail.

1.5.	Any capitalized terms not specifically defined in this Appendix shall be construed according to the interpretation given to it in the Plan.

2.	DEFINITIONS

2.1	“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2	“Approved 102 Award” means an Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Israeli Participant.

2.3
“Award” notwithstanding Section 2.3 of the Plan, for the purpose of this Appendix, Award means an Award to purchase one or more Shares of the Company or Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards, and Other Stock-Based Awards.

2.4
“Capital Gain Award (CGA)” means an Approved 102 Award elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

2.5	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.6
“Employee” means an Israeli Participant who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder.

2.7	“Israeli Participant” means a person who receives or holds an Award under the Plan and this Appendix.

2.8	“ITA” means the Israeli Tax Authorities.

2.9
“Ordinary Income Award (OIA)” means an Approved 102 Award elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.10	“102 Award” means any Award granted to Employees pursuant to Section 102 of the Ordinance.

2.11	“3(i) Award” means an Award granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

2.12
“Israeli Award Agreement” notwithstanding Section 2.4 of the Plan, for the purpose of this Appendix, Israeli Award Agreement shall mean a written agreement entered into and signed by the Company and an Israeli Participant that sets out the terms and conditions of an Award.

2.13	“Non-Employee” means an Israeli Participant who is a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.14	“Ordinance” means the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.15	“Ordinary Share” means an ordinary share of, par value NIS 0.10 of the Company.

2.16	“Section 102” means section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

2.17	“Trustee” means any person appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.18	“Unapproved 102 Award” means an Award granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.	ISSUANCE OF AWARDS

3.1
Notwithstanding Article V of the Plan and in addition thereto, any Israeli Participants eligible for participation in the Plan and this Appendix as Israeli Participants shall include any Employees and/or Non-Employees of the Company or of any of the Company’s Affiliate; provided, however, that (i) Employees may only be granted 102 Awards; and (ii) Non-Employees and/or Controlling Shareholders may only be granted 3(i) Awards.

3.2	The Company may designate Awards granted to Employees pursuant to Section 102 as Unapproved 102 Awards or Approved 102 Awards.

3.3	The grant of Approved 102 Awards shall be made under this Appendix, and shall be conditioned upon the approval of this Appendix by the ITA.

3.4	Approved 102 Awards may either be classified as Capital Gain Awards (“CGAs”) or Ordinary Income Awards (“OIAs”).

3.5
No Approved 102 Awards may be granted under this Appendix to any eligible Employee, unless and until, the Company’s election of the type of Approved 102 Awards as CGA or OIA granted to Employees (the “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning the first date of grant of an Approved 102 Award under this Appendix and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Awards. The Election shall obligate the Company to grant only the type of Approved 102 Award it has elected, and shall apply to all Israeli Participants who were granted Approved 102 Awards during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Awards simultaneously.

3.6	All Approved 102 Awards must be held in trust by a Trustee, as described in Section 4 below.

3.7	For the avoidance of doubt, the designation of Unapproved 102 Awards and Approved 102 Awards shall be subject to the terms and conditions set forth in Section 102.

4.            TRUSTEE

4.1
Approved 102 Awards which shall be granted under this Appendix and/or any Ordinary Shares allocated or issued upon exercise or vesting of such Approved 102 Awards and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Employee for such period of time as required by Section 102 (the “Holding Period”). In case the requirements for Approved 102 Awards are not met, then the Approved 102 Awards shall be regarded as Unapproved 102 Awards, all in accordance with the provisions of Section 102.

4.2
Notwithstanding anything to the contrary, the Trustee shall not release any Ordinary Shares allocated or issued upon exercise or vesting of Approved 102 Awards prior to the full payment of the Employee’s tax liabilities, if any, arising from Approved 102 Awards which were granted to him/her and/or any Ordinary Shares allocated or issued upon exercise or vesting of such Awards.

4.3
With respect to any Approved 102 Award, subject to the provisions of Section 102, an Israeli Participant shall not sell or release from trust any Share received upon the exercise or vesting of an Approved 102 Award and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 shall apply to and shall be borne solely by such Israeli Participant.

4.4
Upon receipt of any Approved 102 Award, the Employee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this Appendix, or any Approved 102 Award or Ordinary Share granted to him thereunder.

5.	THE AWARDS

Notwithstanding anything to the contrary in the Plan and in addition thereto, the terms and conditions upon which the Awards shall be issued and exercised or vest, as applicable, shall be as specified in the Israeli Award Agreement to be executed pursuant to the Plan and to this Appendix. Each Israeli Award Agreement shall state, inter alia, the number of Ordinary Shares to which the Award relates, the type of Award granted thereunder (whether a CGA, OIA, Unapproved 102 Award or a 3(i) Award), and any applicable vesting provisions and exercise price that may be payable.

6.             FAIR MARKET VALUE

Without derogating from Section 2.18 of the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant of any CGA, the Company’s Shares are listed on any established stock exchange or a national market system or if the Company’s Shares will be registered for trading within ninety (90) days following the date of grant of the CGAs, the fair market value of the Ordinary Shares at the date of grant shall be determined in accordance with the average value of the Company’s Shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

7.              EXERCISE OF AWARDS THAT ARE OPTIONS TO PURCHASE ORDINARY SHARES

Awards that represent options to purchase Ordinary Shares shall be exercised by the Israeli Participant by giving a written or electronic notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and, when applicable, by the Trustee, in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the exercise price for the number of Ordinary Shares with respect to which the Award is being exercised, at the Company’s or the Representative’s principal office. The notice shall specify the number of Ordinary Shares with respect to which the Award is being exercised.

8.            ASSIGNABILITY AND SALE OF AWARDS

8.1.
Notwithstanding any other provision of the Plan, no Award or any right with respect thereto, or purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Israeli Participant each and all of such Israeli Participant's rights with respect to an Award shall belong only to the Israeli Participant.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

8.2
As long as Awards or Ordinary Shares purchased or issued hereunder are held by the Trustee on behalf of the Israeli Participant, all rights of the Israeli Participant over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

9.	INTEGRATION OF SECTION 102 AND TAX ASSESSING OFFICER’S PERMIT

9.1.
With regards to Approved 102 Awards, the provisions of the Plan and/or the Appendix and/or the Israeli Award Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit and/or any pre-rulings obtained by the ITA, and the said provisions, permit and/or pre-rulings shall be deemed an integral part of the Plan and of the Appendix and of the Israeli Award Agreement.

9.2.
Any provision of Section 102 and/or the said permit and/or pre-rulings which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Appendix or the Israeli Award Agreement, shall be considered binding upon the Company and the Israeli Participants.

10.	DIVIDEND

Notwithstanding anything to the contrary in the Plan and solely for the purpose of Awards granted under this Appendix, with respect to all Ordinary Shares (but excluding, for avoidance of any doubt, any unexercised Awards) allocated or issued upon the exercise or vesting of Awards purchased or received, as applicable, by the Israeli Participant and held by the Israeli Participant or by the Trustee, as the case may be, the Israeli Participant shall be entitled to receive dividends, if any, in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of  Section 102.

11.	TAX CONSEQUENCES

11.1
Notwithstanding anything to the contrary in Article XVI of the Plan and solely for the purpose of Awards granted under this Appendix, any tax consequences arising from the grant, exercise or vesting of any Award, from the payment for Ordinary Shares covered thereby or from any other event or act (of the Company, and/or its Affiliates, and the Trustee or the Israeli Participant), hereunder, shall be borne solely by the Israeli Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Israeli Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Israeli Participant.

11.2	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to a Israeli Participant until all required payments have been fully made.

11.3
With respect to Unapproved 102 Award, if the Israeli Participant ceases to be employed by the Company or any Affiliate, the Israeli Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

12.           TERM OF PLAN AND APPENDIX

Notwithstanding anything to the contrary in Article XV of the Plan and in addition thereto, the Company shall obtain all approvals for the adoption of this Appendix or for any amendment to this Appendix as are necessary to comply with (i) any applicable law, including without limitation U.S. securities laws and the securities laws of any other jurisdiction applicable to Awards granted to Israeli Participant under this Appendix, (ii) any national securities exchange on which the Shares are traded, and (iii) any applicable rules and regulations promulgated by the U.S. Securities and Exchange Commission.

13.           GOVERNING LAW & JURISDICTION

This Appendix shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts in Tel Aviv shall have sole jurisdiction in any matters pertaining to this Appendix.